UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8° andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Publicly-Held Company

Corporate Taxpayers’ Registry No. (CNPJ/MF) 02,558,134/0001-58

BOARD OF TRADE (NIRE)No. 33300262539

NOTICE TO THE MARKET

Tele Norte Leste Participações S.A. (“TNL”), as a result of the proposal for distribution of dividends discussed at its extraordinary shareholders’ meeting held on this date, at 10:00 a.m., hereby discloses to its shareholders and to the market that the proposal for payment of extraordinary dividends in the amount of R$1,199,978,169.66 (one billion one hundred ninety nine million, nine hundred seventy eight thousand, one hundred sixty nine reais and sixty six centavos), equivalent to R$3.1369 per share (common and preferred) was approved and will be paid on a future date to be set in a timely manner by the Management, pursuant to § 3 of article 205 of Law No. 6,404/76.

The Company’s Management explains that the shares will now be traded as ex-dividends as of April 19, 2010 (inclusive).

Rio de Janeiro, April 16, 2010.

Tele Norte Leste Participações S.A.

Alex Waldemar Zornig

Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer